SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Randy E. Harrison
                  1350 Treat Boulevard - Suite 500
                  Walnut Creek, California 94596

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company, Southern Energy, Inc. and its affiliates.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Chief Executive Officer of Southern Energy-California

                  Provides overall direction for regional wholesale energy business. Southern Energy California owns and operates three power stations located in Northern California and is developing additional energy projects in California and other Western states.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                 Salary or other
                  compensations

Name of       received    to be                Person or company from whom
recipient                 received             received or to be received
                (a)       (b)
Randy E.        N/A       to be included       Southern Energy Resources, Inc.
 Harrison                 in supplementary
                          statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  N/A

           (b) Itemized list of all other expenses:  N/A


Date August 15, 2000                        (Signed) /S/ Randy E. Harrison